Exhibit 12.1

CryoLife, Inc.

Ratio (Deficiency) of Earnings to Fixed Charges

(in thousands)

	For the year ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
“Earnings” per Item 503(d) Reg S-K

Pretax income (loss)	7,277	11,466	12,052	23,292	8,703	(1,607)

Fixed Charges:
Interest Expense	180	142	179	71	175	60
Capitalized Interest	—	—	—	—	—	—
Amort prem, disc, and expenses of debt	143	109	103	139	160	75
Interest within rental expense	852	893	908	998	1,016	563

Total Fixed Charges	1,175	1,144	1,190	1,208	1,351	698

Preferred dividends	—	—	—	—	—	—
Gross up of preferred dividends	—	—	—	—	—	—

Total fixed charges and dividends	1,175	1,144	1,190	1,208	1,351	698

Amort. of Capitalized Interest	58	58	58	58	58	29

Total “Earnings”	8,510	12,668	13,300	24,558	10,112	(880)

Less Capitalized Interest	—	—	—	—	—	—

Adjusted “Earnings”	8,510	12,668	13,300	24,558	10,112	(880)

Income tax benefit (expense)	—	—	—	—	—	—

Ratio of Earnings to Fixed Charges	7.24	11.07	11.18	20.33	7.48	N/A
Deficiency of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	(1,578)

Ratio of Earnings to Fixed Charges and Preferred Dividends	7.24	11.07	11.18	20.33	7.48	N/A

Deficiency of Earnings Available to Cover Fixed Charges and Preferred Dividends	N/A	N/A	N/A	N/A	N/A	(1,578)